SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                          Amendment #2

                      Omega Worldwide, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                            68210B108
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                          June 23, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 68210B108                              Page 2 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            960,610

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          960,610
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     960,610

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.84%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 68210B108                              Page 3 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            8,225

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          8,225
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     8,225

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .07%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 68210B108                              Page 4 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            228,065

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          228,065
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     228,065

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.86%

     14        TYPE OF REPORTING PERSON*
                    OO; IA

                                                          Page 5 of 7 Pages

Item 1. Security and Issuer

     This Amendment #2 amends and supplements the statement on Schedule 13D (the "Statement") relating to the Common Stock, $.01 par value ("Common Stock"), of Omega Worldwide, Inc., a Maryland corporation (the "Company") previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners II, L.P., a New York limited partnership ("Gotham II"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors", and together with Gotham and Gotham II, the "Reporting Persons"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company.

    Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

Item 3 is hereby amended to add the following information.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham and Gotham II was $1,027,950 and $34,038, respectively. The aggregate purchase price of the Common Stock purchased by Gotham International was $312,639. All of the funds required for the purchases were obtained from the general funds of Gotham and Gotham International, respectively.

Item 5 is hereby amended to add the following information.

Item 5. Interest in Securities of the Issuer

      (a) Gotham owns 960,610 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 7.84% of the outstanding Common Stock of the Company. Gotham II owns 8,225 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately .07% of the outstanding Common Stock of the Company. Gotham International owns 228,065 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 1.86% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 12,250,000 outstanding shares of Common Stock of the Company as reported in the Company's Regisration Statement effective April 2, 1998. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham II and Gotham International).

     (b) Each of Gotham and Gotham II has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

                                                           Page 6 of 7 Pages

     (c) The tables below set forth information with respect to all purchases of Common Stock by Gotham, Gotham II and Gotham International. In each case, the transactions took place in the over-the-counter market since the last amendment.





                              Shares of Common Stock
Date                            Purchased/(Sold)              Price per Share

Gotham

06/16/98                              7,510                       8.7500
06/18/98                             33,250                       8.6875
06/19/98                             16,250                       8.5313
06/22/98                             20,400                       8.1042
06/23/98                             13,300                       7.5921
06/23/98                             10,000                       7.6250
06/24/98                              8,045                       7.1875
06/25/98                             17,700                       7.5915

Gotham II

06/16/98                              3,890                       8.7500


Gotham International

06/18/98                              7,750                       8.6875
06/19/98                              3,750                       8.5313
06/22/98                              9,600                       8.1042
06/23/98                              5,700                       7.5921
06/24/98                              1,955                       7.1875
06/25/98                             10,300                       7.5915


     Except as described above, none of Gotham, Gotham II, Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

                                                       Page 7 of 7 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 25, 1998

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner

                          By: DPB Corporation,
                              a general partner of Section H Partners, L.P.

                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President


                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                    By:   /s/ David P. Berkowitz
                          David P. Berkowitz
                          Senior Managing Member